UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **August 25, 2008**

HNI Corporation
(Exact name of registrant as specified in its charter)

Iowa	**1-14225**	**42-0617510**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

408 East Second Street, P.O. Box 1109, Muscatine, Iowa 52761-0071
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(563) 272-7400**

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2.):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 — Corporate Governance and Management

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of Certain Officers

On August 25, 2008, HNI Corporation (the "Corporation") announced the appointment of Kurt Tjaden as Vice President and Chief Financial Officer of the Corporation, effective August 25, 2008. A copy of the press release announcing the appointment of Mr. Tjaden is attached to this Current Report on Form 8-K as Exhibit 99.1.

Mr. Tjaden, 44, served as Vice President and Chief Financial Officer, Asia, for Whirlpool Corporation, the world's leading manufacturer and marketer of major home appliances, since 2006. Previously, from 2004 to 2006, Mr. Tjaden was Executive Vice President, Pacific Rim, and, from 2002 to 2006, was Chief Financial Officer of Pure Fishing, Inc., one of the world's largest manufacturers and marketers of fishing equipment.

Pursuant to the terms of the Corporation's offer letter, approved by the Human Resources and Compensation Committee (the "Compensation Committee") of the Corporation's Board of Directors (the "Board"), Mr. Tjaden's initial annual base salary will be $330,000, subject to annual review and adjustment. He will receive a sign-on bonus of $50,000, subject to a one-year vesting/payback requirement.

In addition, Mr. Tjaden will be eligible for annual bonuses, prorated in the case of the current fiscal year, with a target bonus award of 75% of his annual base salary under the HNI Corporation Executive Bonus Plan, which is based on the Corporation's fiscal year ending January 3, 2009, and is subject to the approval of the Compensation Committee each year. The annual bonus award will depend both on Mr. Tjaden's individual performance (representing 40% of target bonus) and the Corporation's performance (representing 60% of target bonus).

Mr. Tjaden is eligible for annual participation in the Corporation's executive long-term incentive program with a target award equal to 150% of his annual base salary. Twenty-five percent (25%) of Mr. Tjaden's annual long-term incentive award will be split equally between stock awards and cash awards, granted and paid respectively, pursuant to the HNI Corporation Long-Term Performance Plan ("LTPP"). The remaining seventy-five percent (75%) of the award will be in the form of stock options granted annually pursuant to the HNI Corporation 2007 Stock-Based Compensation Plan. Mr. Tjaden's actual LTPP award during the 2008 – 2010 performance period will be pro-rated based on his start date of August 25, 2008 and, as with all other subsequent three-year performance periods, will depend on the Corporation's performance during the respective performance period. LTPP awards are subject to approval of the Compensation Committee and stock option grants are subject to approval of the Board.

Mr. Tjaden will be eligible to participate in the HNI Corporation ERISA Supplemental Retirement Plan, HNI Corporation Profit-Sharing Retirement Plan (401k), HNI Corporation Cash Profit-Sharing Plan and HNI Corporation Executive Deferred Compensation Plan, subject to the guidelines of the respective plans. A brief description of such plans is set forth on pages 22 and 23 of the Corporation's 2008 Proxy Statement filed with the Securities and Exchange Commission (the "SEC") on March 19, 2008 (the "Proxy Statement"). In addition, Mr. Tjaden will receive relocation assistance in accordance with the Corporation's standard relocation policy and be eligible for other employee benefits consistent with those received by the Corporation's other members (i.e., employees).

In connection with the commencement of Mr. Tjaden's employment (or soon thereafter), it is expected that he will enter into (i) an Indemnity Agreement with the Corporation in substantially the same form executed by the Corporation's other senior executives, a copy of which was previously filed as Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed with the SEC on November 14, 2007, and (ii) a Change in Control Employment Agreement with the Corporation in substantially the same form executed by the Corporation's other senior executives, a copy of which was previously filed as Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed with the SEC on November 16, 2006, and described on pages 23-25 of the Proxy Statement.

Departure of Certain Officers

On August 25, 2008, concurrently with the appointment of Mr. Tjaden, Stan A. Askren will cease to be acting Chief Financial Officer of the Corporation. Mr. Askren remains the Chairman, President and Chief Executive Officer of the Corporation.

Section 9 — Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits.

Exhibits

99.1   Press Release dated August 25, 2008 announcing appointment of Kurt Tjaden to the position of Vice President and Chief Financial Officer of HNI Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HNI CORPORATION

Date: August 25, 2008

By   /s/ Steven M. Bradford
Steven M. Bradford
Vice President, General Counsel and Secretary

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated August 25, 2008 announcing appointment of Kurt Tjaden to the position of Vice President and Chief Financial Officer of HNI Corporation.

EXHIBIT 99.1



News Release

For Information Contact:
Marshall H. Bridges, Treasurer and Vice President (563) 272-4844

HNI CORPORATION APPOINTS KURT TJADEN AS
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

MUSCATINE, Iowa (August 25, 2008) – **HNI Corporation** (NYSE: HNI) announced today the appointment of Kurt Tjaden as Vice President and Chief Financial Officer, reporting to Stan Askren, Chairman, President and CEO, HNI Corporation.

"Kurt brings with him a unique set of capabilities and experiences, having served in operating and financial roles both domestically and internationally. We are pleased to have Kurt leading our financial functions and expect that he will be a strong contributor to our operations and business strategy," said Mr. Askren.

Prior to joining HNI Corporation, Mr. Tjaden was Vice President and Chief Financial Officer, Asia, Whirlpool Corporation. His experience includes serving as Chief Financial Officer for Pure Fishing, Inc. and Gateway Asia Pacific. He also held multiple financial and international positions during 14 years at Procter & Gamble. Mr. Tjaden holds a bachelor's degree in Business Administration from Iowa State University and an MBA from Pepperdine University.

Mr. Tjaden succeeds Jerry Dittmer, who was appointed President, The HON Company and Executive Vice President, HNI Corporation on March 10, 2008.

HNI Corporation is a NYSE traded company providing products and solutions for the home and workplace environments. HNI Corporation is the second largest office furniture manufacturer in the world and is also the nation's leading manufacturer and marketer of gas- and wood-burning fireplaces. The Corporation's strong brands, including HON®, Allsteel®, Gunlocke®, Paoli®, Maxon®, Lamex®, Heatilator®, Heat & Glo™, Quadra-Fire®, and Harman Stove™ have leading positions in their markets. HNI Corporation is committed to maintaining its long-standing corporate values of integrity, financial soundness and a culture of service and responsiveness. More information can be found on the Corporation's website at www.hnicorp.com.

Statements in this release that are not strictly historical, including statements as to plans, outlook, objectives, and future financial performance, are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "could," "confident," "estimate," "expect," "forecast," "hope," "intend," "likely," "may," "plan," "possible," "potential," "predict," "project," "should," "will," and variations of such words and similar expressions identify forward-looking statements. Forward-looking statements involve known and unknown risks, which may cause the Corporation's actual results in the future to differ materially from expected results. These risks include, without limitation: the Corporation's ability to realize financial benefits from its (a) price increases, (b) cost containment and business simplification initiatives for the entire Corporation, (c) investments in strategic acquisitions, new products and brand building, (d) investments in distribution and rapid continuous improvement, (e) repurchases of common stock, (f) ability to maintain its effective tax rate, and (g) consolidation and logistical realignment initiatives; uncertainty related to the availability of cash to fund future growth; lower than expected demand for the Corporation's products due to uncertain political and economic conditions, including, with respect to the Corporation's hearth products, the protracted decline in the housing market; lower industry growth than expected; major disruptions at our key facilities or in the supply of any key raw materials, components or finished goods; uncertainty related to disruptions of business by terrorism, military action, acts of God or other Force Majeure events; competitive pricing pressure from foreign and domestic competitors; higher than expected costs and lower than expected supplies of materials (including steel and petroleum based materials); higher than expected costs for energy and fuel; changes in the mix of products sold and of customers purchasing; restrictions imposed by the terms of the Corporation's revolving credit facility, term loan credit agreement and note purchase agreement; currency fluctuations and other factors described in the Corporation's annual and quarterly reports filed with the Securities and Exchange Commission on Forms 10-K and 10-Q. The Corporation undertakes no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

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